Exhibit 4.8

EMPLOYMENT AGREEMENT AMENDING AGREEMENT

THIS AGREEMENT, effective as of _____________, 2021 (the “Effective Date”) is between:

DRAGANFLY INC.,

a company duly incorporated under the laws of the Province of British Columbia with a business address at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7,

(Hereinafter referred to as the “Company”)

OF THE FIRST PART.

-and-

PAUL SUN,

an individual residing at 1179 Fairmeadow Trail, Oakville , Ontario L6M 2M8

(Hereinafter referred to as the “Employee” or “you”)

OF THE SECOND PART.

(collectively, the “Parties”)

WHEREAS:

A.	The Company and the Employee entered into an Employment Agreement dated November, 2020 (the “Employment Agreement”) setting out the terms and conditions of the Employee’s employment;

B.	The Company wishes to continue to engage the services of the Employee and the Employee desires to continue to be employed by the Company upon the terms and subject to the conditions of the Employment Agreement as amended by the terms of this Employment Agreement Amending Agreement hereinafter set forth;

NOW THEREFORE in consideration of the promises and the mutual covenants and agreements contained in this Employment Agreement Amending Agreement (this “Amending Agreement”), including the increase to the Employee’s base salary and the grant of restricted share units, and in exchange for the Employee’s continued employment, the Parties agree to amend the Employment Agreement as follows:

1.	Provision 3.1 entitled “Consideration for Services” in the Employment Agreement will be replaced with the following:

As compensation for carrying out the Services during the term of this Agreement, the Company agrees to pay the Employee a salary in the amount of CDN$220,000.00 (the “Annual Salary”) payable by semi-monthly instalments. The Company will review the Annual Salary annually during the term of this Agreement and may, in its sole discretion, adjust the Annual Salary.

2.	Provision 3.2 entitled “Consideration for Services” in the Employment Agreement will be removed.

3.	Provision 3.3 entitled “Consideration for Services” in the Employment Agreement will be replaced with the following:

In addition to the above Annual Salary, the Employee shall be eligible to earn a discretionary annual performance bonus (“Performance Bonus”). The Performance Bonus will be determined following the completion of the Company’s financial year each year, based on performance metrics to be determined by the Company’s compensation committee in its sole discretion. The Company shall pay the Employee the Performance Bonus, if any, within the thirty (30) days following the Employee’s completion of each Term (as hereinafter defined), beginning from the Effective Date. The Employee understands and agrees that payment of a Performance Bonus should not be considered to be expected compensation and the payment of a Performance Bonus in any one or successive years shall not create an entitlement to a Performance Bonus in any subsequent year. Further, the Employee shall be eligible to earn a Performance Bonus on a pro-rated basis, and the Employee shall be entitled to receive a pro rata portion of the Performance Bonus for any period of employment predating the payment of the Performance Bonus. To be eligible for a Performance Bonus, the Employee must also be Actively Employed on the date of payment of any such bonus. For purposes of this Agreement, the last day that the Employee is “Actively Employed” shall be the later of: (i) the last day that the Employee actually performs their duties prior to the termination of the Employee’s employment with the Company for any reason; or (ii) the end of the minimum period of statutory notice of termination prescribed by the Ontario Employment Standards Act, 2000 (the “ESA”). This is because a Performance Bonus is not earned until the payment date. For clarity, except to the extent required by the ESA: (i) the last day that the Employee is Actively Employed shall not be extended by any contractual or common law notice of termination period in respect of which the Employee receives or may receive pay in lieu of notice of termination or damages in lieu of such notice of termination; and (ii) entitlement to any Performance Bonus shall not be included in any entitlement which the Employee may have to pay in lieu or damages in lieu of notice of termination.

Beginning in the calendar year of 2021, the Employee’s annual target Performance Bonus is CDN$220,000.00, pro-rated to the date of this Amending Agreement for 2021. To clarify, the Performance Bonus remains discretionary as solely determined and approved by the Board. The Employee understands and agrees that payment of a Performance Bonus should not be considered to be expected compensation and the payment of a Performance Bonus in any one or successive years shall not create an entitlement to a Performance Bonus in any subsequent year.

4.	Provision 3.6 entitled “Consideration for Services” will be added into the Employment Agreement as follows:

Subject to the receipt of all necessary regulatory approvals, the Company shall grant to you 30,000 restricted share units (“RSU”) in Draganfly Inc., which shall vest and be governed in accordance with the Company’s RSU plan.

5.	All other terms and conditions of employment set out in the Employment Agreement will remain unchanged and in effect.

6.	The Employee hereby releases the Company from any and all claims he has or may have arising in any way out of the terms of this Amending Agreement or the changes to his employment as set out herein, specifically includes any claims under any applicable human rights, workers’ compensation, employment standards, employment or labour legislation including but not limited to the Employment Standards Act, 2000, the Human Rights Code, the Workplace Safety and Insurance Act, 1997 and the Pay Equity Act.

7.	This Amending Agreement amends the Employment Agreement. This Amending Agreement and the Employment Agreement shall be read together and constitute one agreement. The Parties agree that the terms of the Amending Agreement will be effective on the Effective Date.

8.	This Amending Agreement enures to the benefit of and binds the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

9.	If there is a conflict between any provision of this Amending Agreement and any provision of the Employment Agreement, the relevant provision(s) of this Amending Agreement are to prevail.

10.	This Amending Agreement is governed by, and is to be construed and interpreted in accordance with the laws of Ontario. The Parties irrevocably attorn to the jurisdiction to the Ontario Superior Court of Justice in Toronto.

[signature page follows]

TO EVIDENCE THEIR AGREEMENT the parties have executed the Amending Agreement this _______ day of _____________ 2021:

DRAGANFLY INC.	PAUL SUN

Authorized Signatory	(Consultant Signature)
I have authority to bind the Corporation